STATEMENT OF INVESTMENTS

Dreyfus Strategic Municipals, Inc.

June 30, 2008 (Unaudited)

Long-Term Municipal Investments--155.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.7%				
Houston County Health Care Authority, GO (Insured; AMBAC)	6.25	10/1/09	8,000,000 a	8,471,040
Alaska--.8%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA, Inc.)	6.00	6/1/49	4,000,000	4,056,800
Arizona--3.8%				
Arizona Housing Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.55	12/1/41	6,000,000	5,876,280
Maricopa County Pollution Control Corporation, PCR (Public Service Company of New Mexico Palo Verde Project)	5.75	11/1/22	6,000,000	5,661,180
Navajo County Industrial Development Authority, IDR (Stone Container Corporation Project)	7.40	4/1/26	1,585,000	1,529,477
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 a	6,549,240
Arkansas--.5%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,420,000	2,487,881
California--10.9%				
California, GO	5.25	4/1/34	5,000	5,042
California, GO (Various Purpose)	5.50	4/1/14	3,385,000 a	3,705,255
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	7,475,000	6,391,872
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/34	7,400,000	7,030,666
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Company Project)	6.88	11/1/27	2,000,000	1,999,700
California Public Works Board,				

LR Department of General Services (Butterfield State Office Complex)	5.25	6/1/30	5,000,000	5,048,850
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	2,000,000	2,036,820
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.00	7/1/39	5,000,000	4,382,200
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	8,100,000 [a]	9,541,395
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	2,000,000 [a]	2,364,400
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	5,775,000	4,700,503
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	7,050,000	5,999,761
San Francisco Bay Area Rapid Transit District, GO	5.00	8/1/32	3,000,000	3,063,600
Colorado--5.2%				
Beacon Point Metropolitan District, GO	6.25	12/1/35	2,000,000	1,691,540
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,000,000	2,625,780
Colorado Health Facilities Authority, Revenue (Poudre Hospital) (Insured; FSA)	5.25	3/1/40	3,000,000	3,031,260
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,645,000	1,737,120
Colorado Housing Finance Authority, SFMR	5.10	11/1/36	3,680,000	3,444,590
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	10,550,000 [a]	11,819,165
Southlands Metropolitan District Number 1, GO	7.13	12/1/14	2,000,000 [a]	2,381,860
Florida--3.4%				
Florida Housing Finance Corporation, Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	9/1/09	12,375,000 [b,c]	12,605,670

Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,000,000 [b]	3,013,170
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 [a]	47,431
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	1,993,905
Georgia--2.3%				
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,631,023
Fulton County Development Authority, Revenue (Georgia Tech North Avenue Apartments Project) (Insured; XLCA)	5.00	6/1/32	2,500,000	2,458,775
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,340,048
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/14	2,000,000 [a]	2,278,780
Hawaii--.3%				
Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corporation)	10.13	12/1/10	1,800,000	1,787,994
Idaho--1.0%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	5,000,000	5,001,700
Illinois--11.3%				
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 [a]	15,664,803
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	2,240,000	2,280,074
Chicago, Wastewater Transmission Revenue (Insured; MBIA, Inc.)	6.00	1/1/10	3,000,000 [a]	3,181,680
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	5,000,000	2,359,000
Illinois Educational Facilities				

Authority, Revenue (Northwestern University)	5.00	12/1/38	8,000,000 [b,c]	8,048,720
Illinois Educational Facilities Authority, Revenue (University of Chicago) (Insured; MBIA, Inc.)	5.13	7/1/08	5,000 [a]	5,050
Illinois Finance Authority, Revenue (Edward Hospital Obligated Group) (Insured; AMBAC)	5.50	2/1/40	3,500,000	3,546,655
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	4,020,000 [a]	4,324,917
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,730,000 [a]	8,196,042
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	4,950,000 [a]	5,331,101
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) (Insured; MBIA, Inc.)	5.25	6/15/42	5,325,000	5,396,195
Indiana--2.2%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,500,000 [a]	7,064,915
Petersburg, SWDR (Indianapolis Power and Light Company Project)	6.38	11/1/29	4,150,000	4,227,730
Kansas--5.3%				
Kansas Development Finance Authority, Health Facilities Revenue (Sisters of Charity of Leavenworth Health Services Corporation)	6.25	12/1/28	3,000,000	3,146,100
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.30	12/1/32	3,705,000	3,761,909
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.45	12/1/33	7,470,000	7,725,101
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	2,005,000	2,056,087
Wichita, Hospital Facilities Improvement Revenue (Via				

Christi Health System Inc.)	6.25	11/15/24	10,000,000	10,325,600
Kentucky--2.0%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	2,000,000	2,035,220
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	2,370,000	2,436,787
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.38	11/20/35	1,805,000	1,827,111
Louisville/Jefferson County Metro Government, Health Facilities Revenue (Jewish Hospital and Saint Mary's Healthcare, Inc. Project)	6.13	2/1/37	4,000,000 [d]	4,004,040
Louisiana--1.9%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	2,980,000	2,677,590
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	7,000,000	7,005,390
Maine--.6%				
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,876,811
Maryland--1.9%				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	5.75	9/1/37	2,385,000	2,420,346
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,590,000	3,906,824
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 [a]	3,421,290
Massachusetts--2.6%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	1,700,000 [a]	2,037,042

Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/11	4,815,000 a	5,228,560
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	185,000	188,600
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	5,916,720
Michigan--7.5%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,283,274
Detroit School District, School Building and Site Improvement Bonds (GO - Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	6,930,000	6,956,126
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	5,576,394
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	2,911,290
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	6.13	11/15/09	5,000,000 a	5,301,450
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	2,782,020
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	12,900,000	12,545,379
Minnesota--6.8%				
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.15	12/1/38	2,449,122	2,361,321
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	4,742,342	4,593,717
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,204,150
North Oaks, Senior Housing Revenue (Presbyterian Homes of North				

Oaks, Inc. Project)	6.25	10/1/47	5,265,000	5,111,683
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	2,011,060
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	5,500,000	5,390,165
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	2,000,000	1,925,800
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	3,000,000 [a]	3,104,100
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/26	5,000,000	5,134,050
Mississippi--3.6%				
Clairborne County, PCR (System Energy Resources, Inc. Project)	6.20	2/1/26	4,545,000	4,524,957
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	14,310,000	13,992,032
Missouri--3.0%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	1,929,840
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.50	12/1/32	4,500,000	4,344,525
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	1,955,780
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 [a]	7,343,258
Montana--.2%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,200,000	1,233,768
Nevada--2.5%				
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured;				

FSA)	6.40	1/1/10	12,000,000 [a]	12,681,480
New Hampshire--2.8%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	7,150,010
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,039,870
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	1,009,810
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,000,000	5,063,300
New Jersey--2.6%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	5,500,000	5,355,295
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.00	9/1/37	1,235,000	1,249,412
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,640,000 [a]	6,522,829
New Mexico--1.3%				
Farmington, PCR (Tucson Electric Power Company San Juan Project)	6.95	10/1/20	4,000,000	4,026,480
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,120,000	1,136,453
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,365,000	1,411,478
New York--3.2%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,275,000	3,264,094
New York City Industrial Development Agency, Special Facility Revenue (American				

Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	2,552,452
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Insured; AMBAC)	5.25	6/1/21	5,000,000	5,179,250
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,367,152
North Carolina--2.7%				
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	3,485,000	3,489,705
University of North Carolina Board of Governors of the University of North Carolina at Chapel Hill, General Revenue	5.00	12/1/34	10,000,000	10,173,200
North Dakota--.1%				
North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	675,000	693,279
Ohio--8.2%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	25,500,000	23,299,605
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO - Unlimited Tax) (Insured; MBIA, Inc.)	0.00	12/1/29	3,955,000 e	1,289,844
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO - Unlimited Tax) (Insured; MBIA, Inc.)	0.00	12/1/31	3,955,000 e	1,149,600
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	3,400,000	3,311,192
Cuyahoga County, Revenue	6.00	1/1/32	750,000	782,160
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	7,555,000	6,404,978
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	3,000,000	2,596,620
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	3,500,000	3,430,665
Oklahoma--2.8%				

Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	1,005,000	1,021,412
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	705,000	724,895
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA, Inc.)	5.75	8/15/09	5,160,000 [a]	5,423,315
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA, Inc.)	5.75	8/15/09	7,070,000 [a]	7,430,782
Pennsylvania--2.6%				
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,528,300
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	9,310,000	8,289,996
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/31	2,500,000	2,354,575
South Carolina--4.3%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	5,000 [a]	5,476
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	20,020,000 [a,b,c]	21,927,806
Tennessee--5.4%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	5,000,000 [a]	5,872,550
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	3,000,000 [a]	3,523,530
Knox County Health, Educational and Housing Facility Board, Revenue (University Health System, Inc.)	5.25	4/1/36	10,000,000	9,402,000
Memphis Center City Revenue				

Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	10,000,000	8,655,400
Texas--19.4%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	4,000,000 [a]	4,338,680
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	3,000,000	2,677,590
Brazos River Authority, PCR (TXU Electric Company Project)	8.25	5/1/33	7,000,000	7,024,990
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	10,630,000	5,227,196
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; MBIA, Inc.)	6.25	11/1/28	3,000,000	3,025,140
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	6,000,000	5,319,240
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 [a]	9,295,005
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	4,063,459
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	3,102,168
North Texas Tollway Authority, System Revenue	5.75	1/1/40	20,000,000	20,116,200
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	11,300,000	9,665,116
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	6,197,580
Texas Affordable Housing Corporation, SFMR				

(Collateralized: FHLMC, FNMA and GNMA)	5.85	4/1/41	6,990,000	6,951,485
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	10.36	7/2/24	900,000 f	966,042
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	7,319,816
Tyler Health Facilities Development Corporation, HR, Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.25	11/1/32	5,500,000	4,791,600
Vermont--.1%				
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	755,000	765,955
Virginia--2.3%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 a	11,308,815
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	400,000	416,936
Washington--3.8%				
Seattle, Water System Revenue (Insured; FGIC)	6.00	7/1/09	10,000,000 a	10,518,400
Washington Health Care Facilities Authority, Revenue (Kadlec Medical Center) (Insured; Assured Guaranty)	5.00	12/1/30	2,000,000	1,999,920
Washington Higher Education Facilities Authority, Revenue (Seattle University Project) (Insured; AMBAC)	5.25	11/1/37	6,730,000	6,798,781
West Virginia--1.4%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	5,000,000	4,804,650
West Virginia Water Development Authority, Water Development Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,299,140
Wisconsin--8.0%				
Badger Tobacco Asset Securitization Corporation,				

Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	10,920,000 [b,c]	10,785,848
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	22,995,000	23,729,460
Madison, IDR (Madison Gas and Electric Company Projects)	5.88	10/1/34	2,390,000	2,442,676
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	4,000,000	4,091,360
Wyoming--1.8%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	4,500,000	4,023,945
Wyoming Municipal Power Agency, Power Supply System Revenue	5.50	1/1/33	2,360,000	2,370,384
Wyoming Municipal Power Agency, Power Supply System Revenue	5.38	1/1/42	2,750,000	2,677,125
U.S. Related--1.4%				
Guam Housing Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (Collateralized; FHLMC)	5.75	9/1/31	965,000	991,180
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	6,000,000 [a]	6,422,700
Total Long-Term Municipal Investments (cost $803,373,115)				**798,250,754**

Short-Term Municipal Investments--3.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland--.3%				
Carroll County, Revenue (Fairhaven and Copper Ridge - Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian and Liquidity Facility; Branch Banking and Trust Co.)	9.00	7/7/08	1,500,000 [g]	1,500,000
Oklahoma--2.0%				
Payne County Economic Development Authority, Student Housing Revenue (OSUF Phase III Student Housing, L.L.C. Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	9.00	7/7/08	10,100,000 [g]	10,100,000
Tennessee--1.4%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue				

(Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9.00	7/7/08	3,220,000 g	3,220,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9.00	7/7/08	4,000,000 g	4,000,000
Total Short-Term Municipal Investments (cost $18,820,000)				**18,820,000**
Total Investments (cost $822,193,115)			**159.2%**	**817,070,754**
Liabilities, Less Cash and Receivables			**(3.7%)**	**(18,934,084)**
Preferred Stock, at redemption value			**(55.5%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**513,136,670**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $56,381,214 or 11.0% of net assets applicable to Common Shareholders.

c   Collateral for floating rate borrowings.

d   Purchased on a delayed delivery basis.

e   Security issued with a zero coupon. Income is recognized through the accretion of discount.

f   Inverse floater security--the interest rate is subject to change periodically.

g   Securities payable on demand. Variable interest rate--subject to periodic change.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $822,193,115. Net unrealized depreciation on investments was $5,122,361 of which $24,104,297 related to appreciated investment securities and $29,226,658 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation

FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MFHR**	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue	**PCR**	Pollution Control Revenue
PILOT	Payment in Lieu of Taxes	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		